EX-99.77C VOTES

               TRANSAMERICA INCOME SHARES, INC.

                 RESULTS OF SHAREHOLDER PROXY

Rule 30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management
Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and to provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following item:

At a special meeting of shareholders held on November 6, 2015, the results of Proposal 1 were as follows:

Proposal 1: Approval of an agreement and plan of reorganization providing for the transfer of all of the assets of Transamerica Income Shares, Inc. ("TIS"), a closed-end fund, to Transamerica Flexible Income, an open-end fund and a series of Transamerica Funds, a Delaware statutory trust (the "Destination Fund"), in exchange for Class I shares of beneficial interest of the Destination
Fund and the assumption by the Destination Fund of TIS?s liabilities, followed by the distribution of those shares of beneficial interest of the Destination Fund in complete liquidation of TIS and the dissolution of TIS.

                                                   Broker
                                                    Non-
    For        Against/Withheld    Abstentions     Votes
-----------------------------------------------------------
4,174,151.924    233,099.584       59,669.368        --